As filed with the Securities and Exchange Commission on October 9, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Nautilus, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

63910B102

(CUSIP Number)

Michael L. Zuppone, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6906

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

October 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63910B102	Page 2 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,405,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,405,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,405,455
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 63910B102	Page 3 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,405,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,405,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,405,455
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 4 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,405,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,405,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,405,455
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 63910B102	Page 5 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,405,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,405,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,405,455
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 6 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Strategic Fund A, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 632,944.239
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 632,944.239
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,944.239
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 7 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Strategic Fund B, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 949,416.358
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 949,416.358
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 949,416.358
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 8 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nottingham Investors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,823,094.400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,823,094.400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,823,094.400
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 9 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward J. Bramson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,405,455
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,405,455
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,405,455
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 63910B102	Page 10 of 15 Pages

Explanatory Note:  This Amendment No. 6 (this “Amendment”) to Schedule 13D is filed by the Reporting Persons (as defined below in this Explanatory Note) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 26, 2007 (the “Initial 13D”) as amended and supplemented by Amendment 1 to the Initial 13D filed with the Commission on July 31, 2007, Amendment 2 to the Initial 13D filed with the Commission on August 24, 2007,  Amendment 3 to the Initial 13D filed with the Commission on September 4, 2007, Amendment 4 to the Initial 13D filed with the Commission on September 14, 2007 and Amendment 5 to the Initial 13D filed with the Commission on September 21, 2007 and relates to the common stock, no par value (“Shares”) of Nautilus, Inc., a Washington corporation (the “Issuer”).

The Reporting Persons are:

(i)	Sherborne Investors LP, a Delaware limited partnership and managing member of each of the Funds (as defined below) (“Managing Member” or “Sherborne Investors”);

(ii)	Sherborne Investors GP, LLC, a Delaware limited liability company and general partner of the Managing Member (“Sherborne Investors GP”);

(iii)	Sherborne Investors Management LP, a Delaware limited partnership and investment manager to the Funds (“Sherborne Management”);

(iv)	Sherborne Investors Management GP, LLC, a Delaware limited liability company and general partner of Sherborne Management (“Sherborne Management GP”);

(v)	Sherborne Strategic Fund A, LLC, a Delaware limited liability company (“Strategic Fund A”);

(vi)	Sherborne Strategic Fund B, LLC, a Delaware limited liability company (“Strategic Fund B”);

(vii)	Nottingham Investors LLC, a Delaware limited liability company (“Nottingham” and, together with Strategic Fund A and Strategic Fund B, the “Funds”); and

(viii)	Edward J. Bramson (“Bramson”), a citizen of the United Kingdom and the managing member of Sherborne Investors GP and Sherborne Management GP.

The Covered Persons, for whom information is required to be provided pursuant to Instruction C to Schedule 13D, are Bramson, Mr. Craig L. McKibben and Mr. Gerard L. Eastman (collectively, the “Covered Persons”).  Messrs. McKibben and Eastman are managing directors of Sherborne Investors GP and Sherborne Management GP.

Item 4.  Purpose of Transaction

Item 4 is amended and restated in its entirety as follows:

CUSIP No. 63910B102	Page 11 of 15 Pages

On October 4, 2007, Edward Bramson and Gerard Eastman, principals of Sherborne Investors, met with representatives of the Issuer, including Robert Falcone, chairman and interim chief executive officer of the Issuer, a legal adviser to the Issuer, and two other members of the board of the Issuer (who participated by telephone).  Mr. Falcone proposed that two representatives of the Reporting Persons be added as non-executive directors to the current board.  He also proposed that another director, to be nominated by parties unaffiliated with the Reporting Persons, be added to the board, thereby increasing the size of the board from seven to ten members.  Mr. Falcone further indicated that the board had not considered the Reporting Persons’ previous request to have a formal role in the development and implementation of the Issuer’s operational turnaround plans.  The Reporting Persons consider that their ability to participate actively, if necessary, in implementing a turnaround is critical and therefore asked that the board give further consideration to this issue.  The parties agreed to speak further during the week of October 8, 2007.

As no agreement with respect to representation of the Reporting Persons on the Issuer’s board of directors has been reached, the Reporting Persons intend to continue to pursue passage of the Proposals (as defined below) at a special meeting of the shareholders of the Issuer.  In this regard, on October 5, 2007, the Funds sent a demand for inspection of shareholder list to the Issuer pursuant to Section 23B.16.020 of the Washington Business Corporation Act (the “Shareholder List Demand”). The Shareholder List Demand is filed as Exhibit 4 to this Amendment and is incorporated herein by reference.

The October 4, 2007 meeting was preceded by various meetings and correspondence as described below.

On August 22, 2007, Messrs. Bramson and Eastman met with Mr. Falcone, Ronald Badie, the lead director of the Issuer, and other members of the management of the Issuer. At that meeting, the parties discussed a number of issues, including the status of the Issuer’s current operations and operational turnaround plans.  In addition, the parties discussed the current search for a permanent chief executive officer, and also the possibility of adding representatives of the Reporting Persons to the Issuer’s board of directors.  Although no understandings or agreements were reached at the August 22, 2007 meeting, the Reporting Persons expected to have further discussions with representatives of the Issuer regarding these matters.

On September 13, 2007, Messrs. Bramson and Eastman met with Mr. Badie and the nominating committee of the Issuer’s board of directors.  At the meeting, the parties discussed the operating turnaround experience of Messrs. Bramson and Eastman in other companies in which the Reporting Persons or their affiliates have invested and areas of focus for a potential turnaround plan for the Issuer.  Messrs. Bramson and Eastman expressed their desire to join the board of directors of the Issuer and to actively assist the Issuer in an operating capacity.  The parties also discussed a possible separation of the roles of chairman and chief executive with a representative of the Reporting Persons to be appointed as chairman.  While no understandings or agreements were reached at this meeting, the representatives of the Issuer agreed to review with the full board the actions discussed by the parties and subsequently indicated their intention to respond during the week of September 17th.  On September 19, 2007, Mr. Bramson received an email

CUSIP No. 63910B102	Page 12 of 15 Pages

from Donald Keeble, Chairman of the Issuer’s Nominating Committee, stating that the board would not be responding to these matters until the week of September 24th.

The Reporting Persons believe that in the event an acceptable agreement between the parties is not reached, it would be appropriate to refer these issues to the shareholders of the Issuer for a vote.  In order to preserve the option of holding such a meeting prior to year end, the Reporting Persons, on September 20, 2007, sent a demand for a special meeting of shareholders to the Issuer (the “Demand”). The Demand and a letter, dated September 20, 2007, from Mr. Bramson to Mr. Keeble informing Mr. Keeble that Sherborne Investors was sending the Demand to the Issuer are filed as Exhibits 2 and 3, respectively, to this Schedule 13D and are incorporated herein by reference.

In summary, the Demand sets forth proposals (the “Proposals”) for (i) the removal of four incumbent directors from the Issuer’s board of directors (namely, Peter A. Allen, Evelyn Follit, Donald W. Keeble, and Diane L. Neal), (ii) the election of four nominees proposed by the Reporting Persons (namely Edward Bramson and Gerard L. Eastman, as representatives of Sherborne Investors, and Michael A. Stein and Richard A. Horn, as independent directors, (collectively, the “Nominees”)), and (iii) certain technical proposals, including bylaw amendments, related to the implementation of the foregoing proposals.  The Demand does not propose the removal of Robert S. Falcone (interim chief executive officer), Ronald P. Badie (the lead independent director), and Marvin G. Siegert (chairman of the audit committee). In conjunction with the Demand, the Reporting Persons currently intend to file a proxy statement with the Commission so that they may solicit proxies from other holders of Shares that support the Proposals. Further information regarding the background and experience of the Nominees will be contained in such proxy statement.

If elected, the Nominees would constitute a majority of the Issuer’s board of directors. The Reporting Persons anticipate that the Nominees, if elected, would give consideration to the separation of the offices of Chairman and Chief Executive and to the appointment of Edward Bramson as Chairman. If elected to the board, the Nominees intend to work actively with other members of the board and management to effectuate a successful operational turnaround of the Issuer with the objective of enhancing shareholder value.

By press release dated September 21, 2007, the Issuer confirmed its receipt of the Demand and stated that, under Washington corporate law, it had 30 days from September 21, 2007 to give notice of a special meeting of shareholders, and that it was required to hold that meeting within 60 days of the notice.

The Reporting Persons and the Covered Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons and the Covered Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons and the Covered Persons may or may not increase their position in the Issuer through, among other things, the purchase of additional Shares or derivative securities, on the open market or in private transactions or otherwise, on such terms and at such times as the

CUSIP No. 63910B102	Page 13 of 15 Pages

Reporting Persons and the Covered Persons may deem advisable.

The Reporting Persons and the Covered Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons and the Covered Persons may deem relevant to their investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and the Covered Persons may decide to sell some or all of their Shares, or to continue to hold their existing position in the Shares for investment.  The Reporting Persons and the Covered Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Shares.

In addition, depending upon the factors mentioned above and other factors the Reporting Persons and the Covered Persons may deem relevant, the Reporting Persons and the Covered Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in further discussions with management and/or the board of the Issuer concerning opportunities that the Reporting Persons and the Covered Persons believe may exist to improve the business, operations, financial condition and strategic direction of the Issuer, communicating with other shareholders of the Issuer, continuing to seek representation on the Issuer’s board, or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person or Covered Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 7.  Materials to be Filed as Exhibits

Item 7 is amended and restated in its entirety as follows:

Exhibit No.	Description
1	Joint Filing Agreement, dated July 25, 2007.(1)
2	Demand for Special Meeting of Shareholders, dated September 20, 2007, pursuant to Section 23B.07.020 of the Washington Business Corporation Act and Section 1.2 of the Bylaws of Nautilus, Inc.(2)
3	Letter, dated September 20, 2007, from Edward Bramson to Donald Keeble, director of the Issuer and Chairman of the Issuer’s Nominating Committee.(2)
4	Demand for Shareholder List, dated October 5, 2007, pursuant to Section 23B.16.020 of the Washington Business Corporation Act.

___________________
(1) Previously filed with the Initial 13D on July 25, 2007.
(2) Previously filed with Amendment No. 5 to the Initial 13D on September 21, 2007.

CUSIP No. 63910B102	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2007

SHERBORNE INVESTORS LP

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS GP, LLC

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS MANAGEMENT LP

By: SHERBORNE INVESTORS MANAGEMENT GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS MANAGEMENT GP, LLC

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

CUSIP No. 63910B102	Page 15 of 15 Pages

SHERBORNE STRATEGIC FUND A, LLC

By: SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE STRATEGIC FUND B, LLC

By: SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

NOTTINGHAM INVESTORS LLC

By: SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

EDWARD BRAMSON

/s/ Edward Bramson
Edward Bramson